July 9, 2019

Paul Adler
Principal Executive Officer
Global Diversified Marketing Group Inc.
4042 Austin Boulevard, Suite B
Island Park, NY 11558

       Re: Global Diversified Marketing Group Inc.
           Registration Statement on Form S-1
           Filed July 2, 2019
           File No. 333-232522

Dear Mr. Adler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Lee Cassidy, Esq.